                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               NTS-Properties III
                            (Name of Subject Company)

                               NTS-Properties III
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                                       of
                            NTS-PROPERTIES ASSOCIATES
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of the
                            persons filing statement)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

         (a) The name of the subject company is NTS-Properties III, a Georgia limited partnership (the "Partnership"). The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and
its telephone number is (502) 426-4800.

         (b) The subject class of equity securities is limited partnership interests in the Partnership (the "Interests"). As of June 25, 2001, the
Partnership had 12,675 outstanding Interests held by 690 holders of record.

Item 2. Identity and Background of Filing Person.

         (a) The name and business address of the Partnership, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

         (d) This Schedule 14D-9 relates to an Offer to Purchase dated July 18,
2001 (the "Third- Party Offer to Purchase") by Equity Resource Lexington Fund
Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., a Massachusetts corporation (collectively, the "Third-Party Purchaser"), to purchase for cash up to 2,532 Interests at a price of $275 per Interest, subject to the terms and conditions set forth in the Third-Party Offer to Purchase and the related
Agreement of Sale (which together constitute the "Third-Party Offer") included as exhibits to a Schedule TO filed by the Third-Party Purchaser on July 18,
2001.

         On June 25, 2001, prior to commencement of the Third-Party Offer, the
Partnership and one of its affiliates, ORIG, LLC, a Kentucky limited liability
Company ("ORIG") offered to purchase up to 200 Interests at $250 per Interest
(the "Offer"). On July 23, 2001, following the commencement of the Third-Party
Offer, the Partnership and ORIG sent notice to the Partnership's limited partners notifying them that the purchase price of the Offer had been increased from $250 per Interest to $285 per Interest. On July 30, 2001, the Partnership
and ORIG sent an Amended and Restated Offer to Purchase to the Partnership's
limited partners which, among other things, reflected the $285 per Interest purchase price and indicated that the number of Interests being sought in the
Offer had been increased from 200 to 2,000. On August 16, 2001, the persons making the Third- Party Offer sent notice to the Partnership's limited partners notifying them that the purchase price of the Third-Party Offer had been increased from $275 to $290 per Interest. This notice was filed as an exhibit to the Amendment No. 1 to the Schedule TO filed on August 16, 2001 by the persons making the Third-Party Offer.

         In response to the increased purchase price by the Third-Party
Purchaser, the Partnership and ORIG sent notice to the Partnership's limited partners on August 17, 2001 (the "Notice"), notifying them that the purchase price per Interest in the Offer is being increased from $285 to $300 in response to the Third Party Offer, as amended. The Notice is included as Exhibit
(a)(1)(xi) to this Schedule 14D-9.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements.

         Information contained in Section 11 of the Amended and Restated Offer to Purchase ("Partnership/ORIG Offer to Purchase") by the Partnership and ORIG,
LLC, a Kentucky limited liability company and affiliate of the Partnership
("ORIG"), included as an exhibit to a Schedule TO filed by the Partnership,
ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001 is incorporated herein by this reference.

Item 4.  The Solicitation or Recommendation.

         (a)-(b) Information contained in the "Notice to Investors dated August
17, 2001" and included as Exhibit (a)(i)(xi) hereto is incorporated herein by this reference.

         (c) Neither the Partnership, NTS- Properties Associates, the
Partnership's general partner (the "General Partner"), nor any affiliates of the
Partnership or the General Partner intends to tender any Interests pursuant to the Third-Party Offer, as amended on August 16, 2001.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a)      None.

Item 6. Interest in Securities of the Subject Company.

         (b) Information contained in Section 13 of the Partnership/ORIG Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 7.  Purpose of the Transaction and Plans or Proposals.

         (d)(1) Information contained in Section 1 of the Partnership/ORIG
Amended and Restated Offer to Purchase is incorporated herein by this reference.

         (d)(2)            Not Applicable.

Item 8.  Additional Information.

         (b)      None.

Item 9.  Material to be Filed as Exhibits.
         (a)(1)(i)         Offer to Purchase dated June 25, 2001 (Incorporated
                           by reference to Exhibit (a)(1)(i) to Schedule TO
                           filed by the Partnership, ORIG, J.D. Nichols and
                           Brian F. Lavin on June 25, 2001).
         (a)(1)(ii)        Form of Letter of Transmittal (Incorporated by
                           reference to Exhibit (a)(1)(ii) to Schedule TO filed
                           by the Partnership, ORIG, J.D. Nichols and Brian F.
                           Lavin on June 25, 2001).

                                        3

         (a)(1)(iii)       Form of Affidavit and Indemnification Agreement for
                           Missing Certificate(s) of Ownership (Incorporated by
                           reference to Exhibit (a)(1)(iii) to Schedule TO filed
                           by the Partnership, ORIG, J.D. Nichols and Brian F.
                           Lavin on June 25, 2001).
         (a)(1)(iv)        Form of Letter to Limited Partners (Incorporated by
                           reference to Exhibit (a)(1)(iv) to Schedule TO filed
                           by the Partnership, ORIG, J.D. Nichols and Brian F.
                           Lavin on June 25, 2001).
         (a)(1)(v)         Substitute Form W-9 with Guidelines (Incorporated by
                           reference to Exhibit (a)(1)(v) to Schedule TO filed
                           by the Partnership, ORIG, J.D. Nichols and Brian F.
                           Lavin on June 25, 2001).
         (a)(1)(vi)        Notice sent by the Partnership to Limited Partners
                           dated July 23, 2001 (Incorporated by reference to
                           Exhibit (a)(1)(vi) to Amendment No. 1 to Schedule TO
                           filed by the Partnership, ORIG, J.D. Nichols and
                           Brian F. Lavin on July 23, 2001).
         (a)(1)(vii)       Revised Letter of Transmittal (Incorporated by
                           reference to Exhibit (a)(1)(vii) to Amendment No. 1
                           to Schedule TO filed by the Partnership, ORIG, J.D.
                           Nichols and Brian F. Lavin on July 23, 2001).
         (a)(1)(viii)      Notice of Withdrawal for Third-Party Offer
                           (Incorporated by reference to Exhibit (a)(1)(viii) to
                           Amendment No. 1 to Schedule TO filed by the
                           Partnership, ORIG, J.D. Nichols and Brian F. Lavin on
                           July 23, 2001).
         (a)(1)(ix)        Notice sent by the Partnership to Limited Partners
                           dated July 30, 2001 (Incorporated by reference to
                           Exhibit (a)(1)(ix) to Amendment No. 2 to Schedule TO
                           filed by the Partnership, ORIG, J.D. Nichols and
                           Brian F. Lavin on July 30, 2001).
         (a)(1)(x)         Amended and Restated Offer to Purchase sent by the
                           Partnership to Limited Partners on July 30, 2001
                           (Incorporated by reference to Exhibit (a)(1)(x) to
                           Amendment No. 2 to Schedule TO filed by the
                           Partnership, ORIG, J.D. Nichols and Brian F. Lavin on
                           July 30, 2001).
         (a)(1)(xi)        Notice sent by the Partnership to Limited Partners
                           dated August 17, 2001 (Incorporated by reference to
                           Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO
                           filed by the Partnership, ORIG, J.D. Nichols and
                           Brian F. Lavin on August 17, 2001).
         (a)(2)            None.
         (a)(3)            None.
         (a)(4)            None.
         (a)(5)            None.
         (e)               Section 11 of the Amended and Restated Offer to
                           Purchase sent by the Partnership to Limited Partners
                           on July 30, 2001 (Incorporated by reference to
                           Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO
                           filed by the Partnership, ORIG, J.D. Nichols and
                           Brian F. Lavin on July 30, 2001).
         (g)               None.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 17, 2001              NTS-PROPERTIES III, a Georgia
                                      limited partnership

                                      By:      NTS-PROPERTIES ASSOCIATES, a
                                               Georgia limited partnership and
                                               General Partner

                                      By:       /s/ J.D. Nichols
                                               ---------------------------------
                                               J.D. Nichols,
                                               Managing General Partner

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                                    EXHIBITS

Exhibit
Number                    Description
------                    ------------
(a)(1)(i)                 Offer to Purchase dated June 25, 2001 (Incorporated by
                          reference to Exhibit (a)(1)(i) to Schedule TO filed by
                          the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
                          on June 25, 2001).
(a)(1)(ii)                Form of Letter of Transmittal (Incorporated by
                          reference to Exhibit (a)(1)(ii) to Schedule TO filed
                          by the Partnership, ORIG, J.D. Nichols and Brian F.
                          Lavin on June 25, 2001).
(a)(1)(iii)               Form of Affidavit and Indemnification Agreement for
                          Missing Certificate(s) of Ownership (Incorporated by
                          reference to Exhibit (a)(1)(iiii) to Schedule TO filed
                          by the Partnership, ORIG, J.D. Nichols and Brian F.
                          Lavin on June 25, 2001).
(a)(1)(iv)                Form of Letter to Limited Partners (Incorporated by
                          reference to Exhibit (a)(1)(iv) to Schedule TO filed
                          by the Partnership, ORIG, J.D. Nichols and Brian F.
                          Lavin on June 25, 2001).
(a)(1)(v)                 Substitute Form W-9 with Guidelines (Incorporated by
                          reference to Exhibit (a)(1)(v) to Schedule TO filed by
                          the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
                          on June 25, 2001).
(a)(1)(vi)                Notice sent by the Partnership to Limited Partners
                          dated July 23, 2001 (Incorporated by reference to
                          Exhibit (a)(1)(vi) to Amendment No. 1 to  Schedule TO
                          filed by the Partnership, ORIG, J.D. Nichols and
                          Brian F. Lavin on July 23, 2001).
(a)(1)(vii)               Revised Letter of Transmittal (Incorporated by
                          reference to Exhibit (a)(1)(vii) to Amendment No. 1 to
                          Schedule TO filed by the Partnership, ORIG,
                          J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)              Notice of Withdrawal for Third-Party Offer
                          (Incorporated by reference to Exhibit (a)(1)(viii) to
                          Amendment No. 1 to Schedule TO filed by the
                          Partnership, ORIG, J.D. Nichols and Brian F. Lavin on
                          July 23, 2001).
(a)(1)(ix)                Notice sent by the Partnership to Limited Partners
                          dated July 30, 2001(Incorporated by reference to
                          Exhibit (a)(1)(ix) to Amendment No.2 to Schedule TO
                          filed by the Partnership, ORIG, J.D. Nichols and Brian
                          F. Lavin on July 30, 2001).
(a)(1)(x)                 Amended and Restated Offer to Purchase sent by the
                          Partnership to Limited Partners on July 30, 2001
                          (Incorporated by reference to Exhibit (a)(1)(x) to
                          Amendment No. 2 to Schedule TO filed by the
                          Partnership, ORIG, J.D. Nichols and Brian F. Lavin on
                          July 30, 2001).

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(a)(1)(xi)                Notice sent by the Partnership to Limited Partners
                          dated August 17, 2001 (Incorporated by reference to
                          Exhibit (a)(1)(xi) to Amendment No. 3 to Schedule TO
                          filed by the Partnership, ORIG, J.D. Nichols and
                          Brian F. Lavin on August 17, 2001).
(a)(2)                    None.
(a)(3)                    None.
(a)(4)                    None.
(a)(5)                    None.
(e)                       Section 11 of the Amended and Restated Offer to
                          Purchase sent by the Partnership to Limited Partners
                          on July 30, 2001 (Incorporated by reference to Exhibit
                          (a)(1)(x) to Amendment No. 2 to Schedule TO filed by
                          the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
                          on July 30, 2001).
(g)                       None.

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